October 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Susan Block
Division of Corporation Finance

Re:	USD Partners LP (the “Partnership”)
Registration Statement on Form S-1 (File No. 333-198500)

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed public offering of up to 8,850,000 common units representing limited partner interests of the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on October 8, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated September 30, 2014, through the date hereof:

Preliminary Prospectus dated September 30, 2014:

619 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Joel D. Foote
Name: Joel D. Foote
Title: Managing Director

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

Signature to Acceleration Letter